FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of July, 2003

Commission File Number: 0-29742


                                 Retalix Limited

                        (Formerly Point of Sale Limited)
                 (Translation of registrant's name into English)


                     10 Zarhin Street, Ra'anana 4300, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                                  Form 20-F X     Form 40-F________




Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following documents which are attached hereto and incorporated by reference herein:

1. Press Release: Retalix, Ltd. Announces Conference Call to Discuss Second Quarter FY 2003 Results. Dated July 2, 2003.

2. Press Release: StoreNext Israel, a Subsidiary of Retalix, Launches StoreClub - a Web-Based Customer Loyalty Management Service. Dated July 7, 2003.

3. Press Release: Retalix StoreLine Installed in 1st Modern Palestinian Supermarket. Dated July 16, 2003.

4. Press Release: Hy-Vee Selects Retalix StoreLine For Next Generation Store Platform. Dated July 30, 2003.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     Retalix Limited
                                                     (Registrant)
Date: August 4, 2003                                 /s/ Guy Geri
                                                     ------------
                                                     By: Guy Geri, Controller

                                  EXHIBIT INDEX



Exhibit Number       Description of Exhibit

10.1 Press Release: Retalix, Ltd. Announces Conference Call to Discuss Second Quarter FY 2003 Results. Dated July 2, 2003

10.2 Press Release: StoreNext Israel, a Subsidiary of Retalix, Launches StoreClub - a Web-Based Customer Loyalty Management Service. Dated July 7, 2003

10.3 Press Release: Retalix StoreLine Installed in 1st Modern Palestinian Supermarket. Dated July 16, 2003

10.4 Press Release: Hy-Vee Selects Retalix StoreLine for Next Genration Store Platform. Dated July 30, 2003

                                  EXHIBIT 10.1

Contact Information:

CCG                                                Retalix Ltd.
15300 Ventura Boulevard, Suite 303                 Barry Shaked, CEO
Sherman Oaks, CA  91403                            Danny Moshaioff, CFO
(818) 789-0100                                     Retalix Ltd.
Crocker Coulson, Partner                           (011) 972-9-776-6677
crocker.coulson@ccgir.com
-------------------------


FOR IMMEDIATE RELEASE



               Retalix, Ltd. Announces Conference Call to Discuss
                         Second Quarter FY 2003 Results

DALLAS, TEXAS, July 2, 2003 - Retalix, Ltd. (Nasdaq: RTLX) announced today that it will be holding a conference call to discuss results for the second quarter of FY 2003 on Tuesday, August 5, 2003 at 10:30 AM EDT (7:30 AM PDT and 17:30 Israeli Time).

The Company also announced that it anticipates second quarter results will meet or beat analyst consensus.

Participating in the call will be Retalix, Ltd. CEO Barry Shaked, CFO Danny Moshaioff and Jeff Yelton, CEO of Retalix USA. Second quarter results will be released on Tuesday, August 5, 2003 at 5:00 AM EDT (2:00 AM PDT and 12:00 Israeli Time).

This conference call will be broadcast live over the Internet and can be accessed by all interested parties at www.retalix.com. To listen to the live call, please go to the Web site at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on the Retalix site for 90 days.

About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the retail food industry worldwide, including supermarkets, convenience stores and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 20,000 stores and quick service restaurants across 43 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. The Company was founded in 1982 as Point of Sale Limited and changed its name in November of 2000 to Retalix Ltd. The Company's ordinary shares have been publicly traded on the Tel Aviv Stock Exchange since November 1994 and on the NASDAQ National Market System since July 1998. For further information, please visit the Company's web sites at www.retalix.com.

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services, the potential benefits to food retailers and suppliers, the conversion of sales leads into customers and the ramp-up of ASP users, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2001, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.



                                     # # #

                                  EXHIBIT 10.2

Contact Information:

CCG                                                Retalix Ltd.
15300 Ventura Boulevard, Suite 303                 Barry Shaked, CEO
Sherman Oaks, CA  91403                            Danny Moshaioff, CFO
(818) 789-0100                                     Retalix Ltd.
Crocker Coulson, Partner                           (011) 972-9-776-6677
Crocker.coulson@ccgir.com

FOR IMMEDIATE RELEASE


         StoreNext Israel, a Subsidiary of Retalix, Launches StoreClub - a Web-Based Customer Loyalty Management Service

RA'ANANA, Israel, July 7, 2003 - Retalix Ltd., (Nasdaq: RTLX), today announced that its subsidiary, StoreNext Israel has launched StoreClub - an online customer loyalty management system. StoreNext provides e-commerce and information services to the Israeli food retail sector.

StoreClub allows small food retailers using Retalix POS software to easily launch and operate customer loyalty programs by simply connecting to StoreNext's centrally operated Loyalty services. This eliminates the need for small retailers to purchase complex and expensive software, as well as manage and maintain such programs over time.

StoreNext's Loyalty system includes a wide variety of services, including: member registration, discount program management, accumulation of points and other benefits, analysis and monitoring of lost customers, and detailed reports on customer buying patterns. Additionally, the system allows the retailer to segment customers for purposes of direct-marketing and targeted promotions.

StoreClub has already been successfully implemented in over 20 independent grocery stores and small supermarket chains in Israel. Non-food retailers are also showing interest in StoreNext's loyalty system.

StoreNext Israel's CEO, Yoram Sagy, said, "StoreClub allows the independent and small-chain grocers to operate smart loyalty programs, similar to those managed by large global retailing chains: Among independent Israeli food retailers there is a need to develop long-term relationships with loyal customers, and loyalty rewards is a key component of any such program. The main obstacle facing these retailers has been the complexity and cost of setting up and managing such programs. This obstacle is now removed with StoreClub."

According to Barry Shaked, CEO Retalix and StoreNext Israel Chairman, "StoreClub's success in Israel with independent food retailers proves that our vision of inexpensive, easy-to-use, web-based services offers great opportunities for tier-3 and tier-4 retailers worldwide. StoreClub is one of several services and solutions Retalix is developing for these tiers of customers in Israel and the USA".

StoreClub is part of Retalix's web-based retail management solution known as ReMA (Retalix e-Market Applications) -- a web-enabled suite of applications for retail chain management. The system is designed to scale from small chains up to mega chains comprising of many hundreds of stores. ReMA's services include: web-enabled Enterprise/Store Pricebook Management, Inventory Management, Enterprise/Store Reporting and Analysis, Customer Loyalty Program Management and Execution, 1-on-1 Target Marketing, and Electronic Journal.

About StoreNext Israel
StoreNext Israel provides information and e-commerce services to large retail chains, independent food retailers and consumer goods suppliers. StoreNext Israel was established in 2001 following the joining of StoreAlliance Israel and Tradanet, which had set up e-commerce communities in the independent and the chains sectors in Israel. StoreNext Israel is owned by Retalix, CBC (Coca-Cola Israel) and DIC Investments. Company web site (Hebrew): or www.storenext.com.

About Retalix Ltd.
Retalix Ltd., with headquarters in Israel, provides integrated enterprise-wide software solutions for the retail food industry worldwide, including supermarkets, convenience stores and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. Recently, the Company expanded its product line by offering its head and back-office applications via the Internet to small chains and single store food retailers. With installations in more than 20,000 stores and quick service restaurants across 41 countries, the Company markets its software solutions through direct sales, distributors, local dealers and through its U.S. subsidiary, Retalix USA, Inc., and its various other subsidiaries. The Company was founded in 1982 as Point of Sale Limited and changed its name in November of 2000 to Retalix Ltd. The Company's Ordinary Shares have been publicly traded on the Tel Aviv Stock Exchange since November 1994 and on the NASDAQ National Market System since July 1998. For further information, please visit the Company's web sites at www.retalix.com or www.storenext.com.

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include the customer's use of the software, the integration of its systems, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2000, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.
                                      # # #

                                  EXHIBIT 10.3

Contact Information:

Coffin Communications Group                        Retalix Ltd.
15300 Ventura Boulevard, Suite 303                 Barry Shaked, CEO
Sherman Oaks, CA  91403                            Danny Moshaioff, CFO
(818) 789-0100                                     Retalix Ltd.
Crocker Coulson, Partner                           (011) 972-9-776-6677
crocker.coulson@coffincg.com
----------------------------

FOR IMMEDIATE RELEASE


                    Retalix StoreLine Installed in 1st Modern
                             Palestinian Supermarket

RA'ANANA, Israel, July 16, 2003 - Retalix Ltd., (Nasdaq: RTLX), today announced that the Arab Palestinian Shopping Centers P.L.C. (PSE: PLAZA), a national publicly traded developer and retailer, has selected the Retalix StoreLine solution to be installed in its 1st supermarket, located in the Palestinian city of Al-Bireh, on the West Bank. PLAZA is aiming to establish five modern shopping centers, each with a full scale supermarket with planned locations in major Palestinian cities, creating the first Palestinian supermarket chain.

PLAZA is committed to establishing and operating modern shopping centers with the aim of upgrading the Palestinian shopping experience and making a contribution to building out the economy. PLAZA's first center in Al-Bireh is a $10.2 million project. PLAZA is a subsidiary of the Arab Palestinian Investment Company, which operates 13 subsidiaries in various Palestinian market sectors.

The Retalix StoreLine system is an advanced, hardware-independent, grocery and fuel point-of-sale system, offering the ability to integrate and process critical data in real time across multiple sales channels and formats. PLAZA decided to implement the POS solution after an extensive evaluation of several international software packages. The company was determined to introduce a world-class solution onto the Palestinian retail market and the Retalix StoreLine system met all of PLAZA's business requirements. In addition, Retalix has committed to deliver comprehensive after-sales support, a service that very few other suppliers were willing to guarantee.

Mr. Sam Bahour, General Manager of PLAZA said, "We view our business relationship with Retalix as a strategic partnership that will bring best practices in POS solutions to our market, thus allowing us to leapfrog older technologies and provide our customers with the world-class service they deserve. Furthermore, we also realize the inherent value added for us in building equitable Palestinian-Israeli business partnerships with those who sincerely wish for our success."

According to Mr. Barry Shaked, CEO of Retalix Ltd., "We are delighted to have been chosen by PLAZA as their preferred retail software partner. Entering a new territory is always of high interest to Retalix; however, this particular partnership has a special resonance for us. We are hopeful that expanding Palestinian-Israeli business cooperation will contribute to the stability and economic growth within this region".

About APSC:
Arab Palestinian Shopping Centers P.L.C. (APSC), with its headquarters in the Palestinian city of Al-Bireh, owns and operates The PLAZA Shopping Center, a subsidiary of the Arab Palestinian Investment Company (APIC). APSC is a national, publicly traded, Palestinian developer and retailer committed to establishing and operating modern shopping plazas, full-scale supermarkets, food courts and modern children play areas. All services are aimed at upgrading the shopping experience for the Palestinian public through world-class customer service, convenience, quality products, and value pricing - all within a clean, spacious, and dynamic facility. APSC's goal is to provide a comprehensive shopping experience `under one roof' while contributing to the building of the Palestinian economy. The first PLAZA Shopping Center in Al-Bireh is a $10.2M investment.

About Retalix Ltd.
Retalix Ltd., with headquarters in Israel, provides integrated enterprise-wide software solutions for the retail food industry worldwide, including supermarkets, convenience stores and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. Recently, the Company expanded its product line by offering its head and back-office applications via the Internet to small chains and single store food retailers. With installations in more than 20,000 stores and quick service restaurants across 41 countries, the Company markets its software solutions through direct sales, distributors, local dealers and through its U.S. subsidiary, Retalix USA, Inc., and its various other subsidiaries. The Company was founded in 1982 as Point of Sale Limited and changed its name in November of 2000 to Retalix Ltd. The Company's Ordinary Shares have been publicly traded on the Tel Aviv Stock Exchange since November 1994 and on the NASDAQ National Market System since July 1998. For further information, please visit the Company's web sites at www.retalix.com or www.storenext.com.

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include the customer's use of the software, the integration of its systems, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2000, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.
                                      # # #

                                  EXHIBIT 10.4


Contact Information:

CCG                                           Retalix USA
15300 Ventura Boulevard, Suite 303            Jeff Yelton, CEO, Retalix USA
Sherman Oaks, CA  91403                       469-241-8400
(818) 789-0100                                infousa@retalix.com
                                              -------------------
Crocker Coulson, Partner
crocker.coulson@ccgir.com
-------------------------

FOR IMMEDIATE RELEASE


       Hy-Vee Selects Retalix StoreLine For Next Generation Store Platform

              o Major Midwest Food and Drug store operator selects
            Microsoft Window's based Retalix StoreLine Point of Sale
                        as next-generation store platform

Dallas, TX, July 30, 2003 - Retalix USA, (Nasdaq: RTLX) announced today that Hy-Vee, Inc., operator of more than 200 grocery stores throughout the Midwest, has selected the Retalix StoreLine Point of Sale and Fuel application as its next generation retail platform. Hy-Vee will begin installation in August 2003.

Headquartered in Des Moines, Iowa, Hy-Vee's supermarkets are located throughout Iowa, Illinois, Missouri, Kansas, Nebraska, South Dakota and Minnesota. Hy-Vee also operates Drug Town drug stores in Iowa and Nebraska. Hy-Vee's combination food and drug centers reflect the changing lifestyles of today's consumers, with emphasis on freshness, variety and one-stop shopping convenience.

The Retalix StoreLine POS application is an advanced, hardware independent solution that addresses grocery industry functionality requirements. Based on the Microsoft Windows platform, Retalix StoreLine POS offers world-class ease of use, fuel center support and total systems integration.

"After considering a number of different vendors and products, we chose Retalix because we think the Retalix StoreLine System provides the flexibility to grow with our business and change as our business needs change," said Don Miller, Hy-Vee Assistant Vice President of Equipment Purchasing.

"In today's competitive retail marketplace, it is critical to have the right store system architecture in place that allows a retailer to lead, adapt and react to an ever-changing market. Hy-Vee is committed to being a leader in the markets they operate in and we are excited to have this opportunity to work with them," said Jeff Yelton, President and CEO of Retalix USA.

"Retalix's StoreLine POS and Fuel application offering, based on the Microsoft Windows platform, delivers both functionality and a competitive edge to Hy-Vee within the food and drug industry," said Tom Litchford, director of marketing and channel, retail and hospitality industries at Microsoft. "We are pleased to partner with Retalix on this solution and are committed to providing the next generation of retail-hardened platforms to retailers that provide better business flexibility, connectivity and the greatest return on investment."

About Hy-Vee
Hy-Vee, Inc. is an employee-owned corporation operating more than 200 retail stores in seven midwestern states. The company provides career opportunities for 46,000 employees and generates annual sales in excess of $4.0 billion, ranking it among the top 15 supermarket chains in the nation.

About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the retail food industry worldwide, including supermarkets, convenience stores and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 20,000 stores and quick service restaurants across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. The Company was founded in 1982 as Point of Sale Limited and changed its name in November of 2000 to Retalix Ltd. The Company's ordinary shares have been publicly traded on the Tel Aviv Stock Exchange since November 1994 and on the NASDAQ National Market System since July 1998. For further information, please visit the Company's web sites at www.retalix.com.

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2001, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events

Other products and company names herein may be the property of their respective owners.

                                      # # #